Exhibit 3(h)-2

AMENDMENT TO AMENDED AND RESTATED
OPERATING AGREEMENT
OF
LG&E AND KU ENERGY LLC

November 25, 2013

"8.12  Quorum and Voting.  A quorum of the Board shall exist when no more than one member of the Board is absent from the meeting.  If a quorum is present when a vote is taken, the affirmative vote of a majority of directors present shall be the act of the Board.  A director who is present at a meeting of the Board or a committee of the Board when action is taken shall be deemed to have assented to the action taken unless (i) the director objects at the beginning of the meeting, or promptly upon the director's arrival, to holding it or transacting business at the meeting or (ii) the director's dissent or abstention from the action taken is entered in the minutes of the meeting or the director delivers written notice of the director's dissent or abstention to the presiding officer of the meeting before its adjournment or to the Company immediately after adjournment of the meeting.  The right of dissent or abstention shall not be available to a director who votes in favor of the action taken."

The Board of Directors and sole Member of LG&E and KU Energy LLC approved resolutions dated as of November 25, 2013, to amend Article 8.12 of the Amended and Restated Operating Agreement to be and read in its entirety as set forth above

_________________________________
Gerald A. Reynolds
General Counsel, Chief Compliance Officer
and Corporate Secretary